Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces Full Exercise of Option to Purchase Additional
American Depositary Shares by Underwriters

CAESAREA, Israel – November 1, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), (the “Company”) the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that the underwriters of its previously announced public offering of 2,400,000 American Depositary Shares (“ADSs”) have exercised their option to purchase an additional 360,000 ADSs at a price of $17.00 per ADS, bringing total gross proceeds from the offering to $46,920,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. The offering is expected to close on November 4, 2013, subject to customary closing conditions.

Barclays Capital Inc. is acting as sole book-running manager with Ladenburg Thalmann & Co. Inc., JMP Securities LLC and First Analysis Securities Corporation acting as co-managers of the offering.

A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering will be made only by means of a prospectus, copies of which may be obtained, when available, from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, New York 11717, or by email at barclaysprospectus@broadridge.com, or by calling (888) 603-5847.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding our public offering and its anticipated closing date, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. The forward-looking statements contained or implied in this press release are subject to risks and uncertainties, including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021